March 2, 2010

Mail Stop 4561

By U.S. Mail and facsimile to (732) 577-1188

Richard Anslow, President
AJ Acquisition Corp I, Inc
AJ Acquisition Corp II, Inc
AJ Acquisition Corp III, Inc
AJ Acquisition Corp IV, Inc
AJ Acquisition Corp V, Inc

195 Route 9 South, Suite 204
Manalapan, New Jersey 07726

>   **Re: AJ Acquisition Corp I, Inc**
>   **AJ Acquisition Corp II, Inc**
>   **AJ Acquisition Corp III, Inc**
>   **AJ Acquisition Corp IV, Inc**
>   **AJ Acquisition Corp V, Inc**
>
>   **Registration Statements on Form 10- 12(g)**
>   **Filed February 12, 2010**
>   **File Nos. 000-53886, 000-53887, 000-53888, 000-53889, 000-53890**

Dear Mr. Anslow:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that the disclosure in the Form 10 for AJ Acquisition Corp I differs from that in the Forms 10 for AJ Acquisition Corp II-V. For example, see the disclosure for Part I. Item 7 and Part II Items 1, 4 and 5. Please reconcile or advise.

Part I. Item I.
Form of Acquisition, page 2

2.   Highlight in the first paragraph that shareholders in the registrant will be substantially diluted or eliminated as equity holders by an acquisition and will likely have no vote on the acquisition.

3.   In the second paragraph clarify, if true, that what you mean by "prior stockholders" are stockholders of the registrant.

   Risk Factors, page 4

4.   The first risk factor heading contains two sentences. Only the second sentence is appropriate as a risk factor heading for the disclosure that follows. Please revise or advise.

5.   Many or your risk factor headings to not state clearly the actual risk to shareholders. Please revise your headings to state the risk to shareholders. For example, the first heading should state the risk that management may have incentives to act adversely to shareholder interests. The third heading should state the risk to shareholders of competition: competitive disadvantage and reduced likelihood of consummating a deal. In the second heading on page 7, state the risks of liquidity and capital. In the third heading on page 7, state the anti-takeover effects of your certificate of incorporation. In the fourth heading on page 7, state the risk that shareholders will have no power to choose management or impact operations.

There are issues impacting liquidity of our securities with respect to the SEC's review of a future resale registration statement, page 5

6.   Restate the heading to be more specific and to clarify the risk. Consider changing the focus of the heading to the company's plans to create liquidity by registering shares for resale rather than on the SEC's review process.

7.   Streamline the disclosure under this risk factor to provide just enough background information to explain the risks addressed.

8.   Clarify what you mean by a primary offering carrying additional risks to shareholders than a Rule 415 secondary offering.

9.   Consider whether the disclosure should be bifurcated to discuss the risks to liquidity in the case of a "cut back" separately from the risks of being ineligible for a Rule 415 offering.

Because we may seek to complete a business combination through a "reverse merger," following such a transaction we may not be able to attract the attention of major brokerage firms, page 7

10.   Clarify the relationship between a reverse merger and the reluctance of brokerage firms to provide coverage or secondary offerings.

11.   Also clarify in the heading the risk to shareholders.

Item 7. Certain Relationships and Related Transactions, page 10

12.   Expand the heading and discussion to include director independence disclosure as required by Form 10 and Item 407(a) of Regulation S-K.

13.   Specify under this heading any reportable related party transactions or provide a specific cross reference to the disclosure elsewhere in the document that satisfies the Form 10 Item requirement.

Part II.
Item 1. Market For Common Equity and Related Stockholder Matters, page 11

14.   In the Forms 10 for AJ Acquisition Corp II-V, you state that there is one stockholder of record. This disclosure is inconsistent various other disclosures within the documents and with the Forms 10 for AJ Acquisition Corp I. Please revise.

Item 4. Recent Sales of Unregistered Securities, page 11

15.   Please revise or explain the reference to Mr. Snyder as having purchased unregistered securities.

Item 5. Indemnification of Directors and Officers, page 10

16.   In the Forms 10 for AJ Acquisition Corp II-V, you provide disclosure on Delaware law, rather than Nevada law. Please revise or advise.

* * * * *

As appropriate, please amend your filing and response to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.   Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel